UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Sonic Foundry Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
83545R207
(CUSIP Number)
Mark D. Burish
Hurley, Burish & Stanton, S.C.
33 East Main Street, Suite 400
Madison, WI 53703
608-257-0945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 25, 2018 (November 17, 2017)
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83545R207

1		NAME OF REPORTING PERSONS Mark D. Burish
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 423,791 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 423,791 (1)
		10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,791 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 35,905 shares subject to presently Exercisable Warrants, 16,000 shares subject to Presently Exercisable Options. Does not include (i) the potential issuance of up to an aggregate of 497,528 shares of common stock upon the conversion of 2,104.54 shares of the Company’s Series A Preferred Stock, which were issued for cash consideration to Mr. Burish on May 30, 2017, June 8, 2017, August 23, 2017 and November 9, 2017 and (ii) the potential issuance of up to an aggregate of 491,872 shares of common stock upon the conversion of two $500,000 Notes, plus accrued interest, into 2,080.62 shares of Series A Preferred Stock, which Notes were issued for cash consideration to Mr. Burish of the Company on January 19, 2018. Shares of common stock underling the shares of Series A Preferred Stock are not issuable unless conversion of the Series A Preferred Stock is approved by the stockholders

Item 1.    Security and Issuer.

This Amendment No. 3 amends the Schedule 13D dated February 14, 2017, the Schedule 13D/A dated June 5, 2017, and the Schedule 13D/A dated August 23, 2017 (as amended, the “Schedule 13D”) of Mark D. Burish (the “Reporting Person”), in respect of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sonic Foundry, Inc., a Maryland corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D).

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following paraagraphs:

As of January 25, 2018, the Reporting Person owned 423,791 shares of Common Stock, or approximately 9.4% of the outstanding shares of Common Stock. The 423,791 shares include 35,905 shares subject to Presently Exercisable Warrants and 16,000 shares subject to Presently Exercisable Options. Does not include (i) the potential issuance of up to an aggregate of 497,528 shares of common stock upon the conversion of 2,104.54 shares of the Company’s Series A Preferred Stock, which were issued for cash consideration to Mr. Burish on May 30, 2017, June 8, 2017, August 23, 2017 and November 9, 2017 and (ii) the potential issuance of up to an aggregate of 491,872 shares of common stock upon the conversion of two $500,000 Notes, plus accrued interest, into 2,080.62 shares of Series A Preferred Stock, which Notes were issued for cash consideration to Mr. Burish by the Company on January 19, 2018.

On November 17, 2017 (the “Agreement Date”), the Company entered into an Agreement Not to Convert (the “Agreement Not to Convert”) with Mark D. Burish, pursuant to which Burish agreed that, until the stockholders of the Company approve the issuance by the Company of all of Burish’s currently owned and to be acquired shares of Series A Preferred Stock, Burish would waive his right to convert into Common Stock all or any of the Series A Preferred Stock currently owned or to be acquired by him. The agreement of Burish to waive his right to convert all or any of his shares of Series A Preferred Stock into Common Stock will no longer be effective at such time as the stockholders of the Company approve the issuance of all of Burish’s currently owned and to be acquired shares of Series A Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark D. Burish

Mark D. Burish / Individual

January 25, 2018